UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Extraordinary reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBITS

99.1	Press release — FCHL to Effect Share Consolidation on March 23, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitness Champs Holdings Limited

Date: March 18, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director

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